Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 6, 2016

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	1347 Capital Corp.

File No. 333-210772

Dear Ms. Long:

On behalf of our client, 1347 Capital Corp. (the “Company”), we are writing to submit the Company’s responses to two comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received orally on June 3, 2016, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed via EDGAR on June 1, 2016 (“Amendment No. 2”).

For ease of review, we have set forth below each oral comment in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

1.	Please tell us the gross profits and revenues of Limbach’s joint venture partners for each of the years ended December 31, 2015, 2014 and 2013.

Response: Limbach respectfully submits that because none of its joint ventures track the expenses incurred by the joint venture partner as subcontractor to the joint venture, Limbach it does not have access to the gross profits earned on joint venture projects by its joint venture partners. With respect to revenue, Limbach is able to provide the total billings of its joint venture partners on joint venture projects for each of the years ended December 31, 2015, 2014 and 2013. However, Limbach would not know whether or to what extent a joint venture partner billed amounts in advance of what it earned, or billed less than what it earned. Accordingly, while total billings should provide a reasonable approximation of Limbach’s joint venture partners’ revenues on joint venture projects, the numbers in the table below may not directly equate to revenues. The following table sets forth Limbach’s joint venture partners’ total billings on joint venture projects in dollars (thousands) for the years ended December 31, 2015, 2014 and 2013.

	For the year ended December 31,
	2015	2014	2013
Billings Attributable to Joint Venture Partners on Joint Venture Projects	$10,409	$9,480	$28,783

June 6, 2016 Page 2

2.	Please confirm whether a separate legal entity is set up for each of Limbach’s joint venture projects.

Response: Limbach confirms that a separate legal entity was set up for each joint venture project in each of the periods presented in Limbach’s financial statements.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment No. 2.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Sherry Haywood, Staff Attorney